Filed Pursuant to Rule 433

Registration No. 333-170967

The Western Union Company

$400,000,000

3.650% NOTES DUE 2018

August 17, 2011

Pricing Term Sheet

Issuer:	The Western Union Company
Securities:	3.650% Notes due 2018
Format:	SEC Registered
Trade Date:	August 17, 2011
Settlement Date:	August 22, 2011 (T+3)
Maturity Date:	August 22, 2018
Principal Amount:	$400,000,000
Price to Public:	99.908%
Net Proceeds (before expenses) to Issuer:	$398,032,000
Spread to Benchmark Treasury:	+220 basis points
Benchmark Treasury:	2.250% due July 31, 2018
Benchmark Treasury Price / Yield:	105-05+ / 1.465%
Yield to Maturity:	3.665%
Coupon:	3.650%
Interest Payment Dates:	Semi-annually on each February 22 and August 22 of each year, beginning on February 22, 2012
Optional Redemption:	Make-whole call at any time at the greater of 100% of the principal amount of the notes being redeemed and discounted present value at Treasury rate plus 35 basis points
Change of Control:	If a Change of Control Triggering Event occurs, unless Western Union has exercised its right to redeem the notes, Western Union will be required to offer to repurchase the notes at a price equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to the date of repurchase
Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Day Count Convention:	30/360
Business Days:	New York
CUSIP / ISIN:	959802AP4 / US959802AP40
Use of Proceeds:	The Issuer intends to use the net proceeds from the sale of the notes for general corporate purposes, including repayment of debt
Joint Book-Running Managers:	Citigroup Global Markets Inc. Wells Fargo Securities, LLC
Co-Managers:	Barclays Capital Inc. BNP PARIBAS Securities Corp. Fifth Third Securities, Inc. Mitsubishi UFJ Securities (USA), Inc. Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

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